                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                   VALESC INC.
                  --------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                            -------------------------
                         (Title of Class of Securities)



                              --------------------
                                 (CUSIP Number)

                            BRADLEY S. RODOS, ESQUIRE
                     FOX, ROTHSCHILD, O'BRIEN & FRANKEL, LLP
                         2000 MARKET STREET, TENTH FLOOR
                        PHILADELPHIA, PENNSYLVANIA 19103
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 22, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

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                                  13D                                Page 2 of 8

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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ATLAS HOLDINGS INC.
         ID #  06-1601295
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
 NUMBER OF             8,458,008
  SHARES           -------------------------------------------------------------
BENEFICIALLY       8   SHARED VOTING POWER
 OWNED BY              --
   EACH            -------------------------------------------------------------
 REPORTING         9   SOLE DISPOSITIVE POWER
  PERSON               8,458,008
   WITH            -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       --
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         94.4%
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         94.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

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                                  13D                                Page 3 of 8

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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jeremy Kraus
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
 NUMBER OF                --
  SHARES           -------------------------------------------------------------
BENEFICIALLY       8     SHARED VOTING POWER
 OWNED BY                8,458,008
  EACH             -------------------------------------------------------------
REPORTING          9     SOLE DISPOSITIVE POWER
 PERSON                   --
  WITH             -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         8,458,008
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         --
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [  ]

-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         --
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-----------------------------------------------------------------------------

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                                  13D                                Page 4 of 8

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Samuel Cohen
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
NUMBER OF                --
  SHARES           -------------------------------------------------------------
BENEFICIALLY       8     SHARED VOTING POWER
 OWNED BY                8,458,008
   EACH            -------------------------------------------------------------
 REPORTING         9     SOLE DISPOSITIVE POWER
  PERSON                 --
   WITH            -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         8,458,008
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         --
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         --
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

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                                  13D                                Page 5 of 8

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, $.0001 par value (the "Common Stock") of Valesc Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 32 West Lafayette Road, Princeton, NJ 08540.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is filed by Atlas Holdings Inc. (the Company"), a New Jersey corporation. Jeremy Kraus is the President and Secretary of the Company. Samuel Cohen is the Treasurer of the Company. Mr. Kraus and Mr. Cohen comprise the members of the Board of Directors of the Company. Mr. Kraus and Mr. Cohen expressly disclaim beneficial ownership of the Common Stock of the Issuer owned by the Company.

     (b) The principal business and principal office address of the Company, Mr. Kraus and Mr. Cohen is 32 West Lafayette Road, Princeton, NJ 08540.

     (c) The Company is a holding company, whose holdings include the securities of the Issuer and the securities of SMT Enterprises Corporation, a Pennsylvania corporation. The principal business of Mr. Kraus is to act as the President of the Company and as the Chief Executive Officer of the Issuer and the principal business of Mr. Cohen is to act as the President of the Issuer.

     (d) Neither the Company nor Mr. Kraus nor Mr. Cohen has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Company nor Mr. Kraus nor Mr. Cohen has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Company is a New Jersey corporation. Mr. Kraus and Mr. Cohen are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Company was the majority stockholder of Valesc Inc., a New Jersey corporation ("Valesc NJ"). On March 22, 2001, as a result of the merger of Valesc NJ with and into the Issuer (the "Merger"), the Company acquired approximately 94.4% of the Common Stock of the Issuer. The terms of the Merger are as set forth in the Merger Agreement and in the Agreement and Plan of Merger, dated March 22, 2001, incorporated by reference to Exhibit A to the Merger Agreement, copies of which are attached as Exhibit 2.1 to the Issuer's Form 8-K, filed on March 23, 2001.

     Pursuant to the Merger, among other things, outstanding shares of the Common Stock of Valesc NJ converted into the right to receive an aggregate of eight million nine hundred sixty-four thousand eight (8,964,008) shares of the Common Stock of the Issuer, at the rate of two (2) shares of Common Stock of the Issuer for every then issued and outstanding share of the stock of Valesc NJ.

ITEM 4. PURPOSE OF TRANSACTION.

     The Company approved the merger and acquired the shares of the Issuer so as to have a public vehicle in which to pursue potential acquisition.

     In connection with the Merger, the Issuer amended and restated its Certificate of Incorporation for the purpose of: (i) changing the name of the Issuer to "Valesc Inc."; and (ii) providing for the indemnification of directors, officers, employees and agents of the Issuer to the extent permitted by Delaware General Corporation Law.

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                                  13D                                Page 6 of 8

The Issuer also repealed its By-laws in their entirety and adopted new By-laws for the regulation of the business and affairs of the Issuer.

     Also in connection with the merger, William Tay, the former President and Director of the Issuer resigned as President and a Director on March 22, 2001. Pursuant to the Agreement and Plan of Merger, Jeremy Kraus, Sam Cohen and Garrett Miller, who comprised the Board of Directors of Valesc NJ prior to the Merger, became Directors of the Issuer. Pursuant to the Agreement and Plan of Merger, Jeremy Kraus, who was the Chief Executive Officer and Secretary of Valesc NJ, and Samuel Cohen, who was the President and Treasurer of Valesc NJ, assumed those officer positions at the Issuer.

     The Company intends from time to time to review its ownership position in the Issuer and may, based on such factors as it deems relevant, seek to acquire additional shares of Common Stock, dispose of shares of Common Stock, or take any additional actions set forth in Items (a) through (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Company beneficially owns 8,458,008 shares of Common Stock of the Issuer, which constitutes approximately 94.4% of the Common Stock outstanding (based upon 8,964,008 shares of Common Stock outstanding as of March 22, 2001). Mr. Kraus owns 50% of the Common Stock of the Company and Mr. Cohen owns 25% of the Common Stock of the Company. Mr. Kraus and Mr. Cohen comprise the members of the Board of Directors of the Company. Mr. Kraus and Mr. Cohen disclaim beneficial ownership of the shares of Common Stock of the Issuer owned by the Company.

     (b) The Company has sole voting power and power to dispose of the 8,458,008 shares of the Issuer's Common Stock. The Company has shared voting power and power to dispose of 0 shares of the Issuer's Common Stock.

     (c) Mr. Kraus and Mr. Cohen comprise the members of the Board of Directors of the Company and have shared voting power over the 8,458,008 shares of the Issuer's Common Stock held by the Company.

     (d) On March 22, 2001, as a result of the Merger, the Company acquired approximately 94.4% of the Common Stock of the Issuer. Pursuant to the Merger, among other things, outstanding shares of the Common Stock of Valesc NJ converted into the right to receive an aggregate of eight million nine hundred sixty-four thousand eight (8,964,008) shares of the Common Stock of the Issuer, at the rate of two (2) shares of Common Stock of the Issuer for every then issued and outstanding share of the stock of Valesc NJ.

     (e) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Company.

     (f) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Joint Filing Agreement, dated as of March 28, 2001, by and among Atlas Holdings Inc., Jeremy Kraus and Samuel Cohen.

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                                  13D                                Page 7 of 8


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 28, 2001                        ATLAS HOLDINGS INC.


                                              By: /s/ Jeremy Kraus
                                                  ----------------------
                                                  Name: Jeremy Kraus
                                                  Title: President



Dated: March 28, 2001                             /s/ Jeremy Kraus
                                                  ----------------------
                                                  Jeremy Kraus



Dated: March 28, 2001                             /S/ Samuel Cohen
                                                  ----------------------
                                                  Samuel Cohen


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                                  13D                                Page 8 of 8

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the securities of Valesc Inc. and that this Agreement be filed as an Exhibit to such statement on Schedule 13D.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 28th day of March 2001.



Dated: March 28, 2001                        ATLAS HOLDINGS INC.


                                             By: /S/ Jeremy Kraus
                                                 -------------------------
                                                 Name: Jeremy Kraus
                                                 Title: President



Dated: March 28, 2001                            /s/ Jeremy Kraus
                                                 ------------------------
                                                 Jeremy Kraus



Dated: March 28, 2001                            /s/ Samuel Cohen
                                                 -----------------------
                                                 Samuel Cohen